Batesville Holdings, Inc.
One Batesville Boulevard
Batesville, Indiana 47006
March 14, 2008
Via EDGAR and Facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dieter King

Re:	Batesville Holdings, Inc.’s Registration Statement on
Form 10 (SEC File No. 001-33794)

Ladies and Gentlemen:
The undersigned, Batesville Holdings, Inc. (the “Company”), pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form 10 be accelerated so that the Registration Statement will become effective on Monday, March 17, 2008.
The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BATESVILLE HOLDINGS, INC.
By:	/s/ John R. Zerkle
John R. Zerkle
Senior Vice President, General Counsel and Secretary